April 15, 2016

Via EDGAR and email to wongho@sec.gov

United States
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4628
Washington, D.C. 20549

RE:    Oceaneering International, Inc.
Form 10-K for the Fiscal Year ended December 31, 2015
Filed February 19, 2016
File No. 001-10945

Ladies and Gentlemen:

With reference to your letter dated April 4, 2016 and subsequent telephone conversation, we provide the following response. For your convenience, we are repeating the full text of the comment contained in your letter before providing our response below.

Form 10-K for the Fiscal Year ended December 31, 2015
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27
Critical Accounting Policies and Estimates, page 29
Goodwill, page 30

1.
We note your disclosure indicating that you performed annual impairment tests as of December 31, 2015 and 2014 and concluded that goodwill was not impaired. If any of the reporting units are at risk or are reasonably like [sic] to fail step one in a future goodwill impairment test under FASB ASC 350-20-35-4 through 8, please disclose the following:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•	A description of how the key assumptions were determined for your income approach and market approach in estimating the fair value of the reporting units;

•	A discussion of the degree or extent of uncertainty associated with the key assumptions, including specific details underlying your assessments; and

•	A description of any reasonably likely events or changes in circumstances that could negatively affect your key assumptions.

If you have concluded that material goodwill does not exist at any reporting units that are at risk of failing step one, please identify the units and submit for review the quantitative and qualitative assessments that you have made in formulating this view.
If you require further clarification or guidance please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Financial Reporting Release No. 72, as it pertains to disclosures about Critical Accounting Estimates in Management’s Discussion and Analysis, codified in FRC §501.14.
Response:
In connection with our disclosures relating to goodwill impairment in the Critical Accounting Policies discussion included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), we are aware of the position of the Staff with respect to the disclosure of first step impairment test results - if the relevant information suggests the market value of a reporting unit is at or close to the book value, this information should be disclosed in MD&A as a risk and the items identified in the comment above should be addressed.
We used the qualitative assessment for the five years prior to December 31, 2015. Due to general industry market conditions and because 2015 was the first year since 2009 we did not achieve year over year earnings growth, we decided to bypass the qualitative assessment and proceed directly to performing the first step of the goodwill impairment tests, as per FASB ASC 350-20-35-3B, for all of our reporting units as of and for the year ended December 31, 2015. As a result of the quantitative tests, we concluded that material goodwill did not exist at any reporting units that were reasonably likely to be at risk of failing step one in a future goodwill impairment test under FASB ASC 350-20-35-4 through 8. As a result of our analysis, we affirmatively included the following statement in our MD&A under Critical Accounting Policies and Estimates - Goodwill: “For reporting units with goodwill, we do not believe our goodwill will be impaired during 2016.”
We believe that the following information should satisfy the Staff in reviewing our assessment.
We have excluded three reporting units with an aggregate goodwill of $30.2 million as of December 31, 2015 (not considered by us to be “material goodwill”) from the quantitative discussion below. The $30.2 million of goodwill is comprised of $10.5 million and $11.4 million from our two Advanced Technologies reporting units (Non-oilfield) and $8.3 million from one of our oilfield reporting units. We note the following quantitative information related to the remaining oilfield reporting units having material goodwill:

Oilfield Reporting Units	Enterprise Fair Value in Excess of Book Value
1	224%
2	74%
3	229%
4	375%
5	108%

Total Goodwill Associated with the five Oilfield Reporting Units: $396.7 million.
Other relevant information:

•
we utilized a combination of the “income approach” and the “market approach” to arrive at the enterprise value of each reporting unit, giving the results from each approach equal weighting (50% “income approach” and 50% “market approach”);

•
for the income approach, we utilized a discounted cash flow model for each reporting unit and applied discount rates based on weighted average cost of capital of respective market participants ranging from 8.8% to 12.0% with a Gordon growth rate terminal value of 3.0%; and

•
for the market approach, we utilized a market multiples valuation model for each reporting unit and applied market EBITDA forward multiples ranging from 5.6x to 10.9x, based on comparable companies for each reporting unit.

Additionally, we considered several qualitative factors in our assessment of goodwill for impairment. These factors include, but are not limited to, the following:

•	until 2015, the Company experienced consistent organic growth across all reporting units since 2010;

•
even after experiencing lower oilfield activity in 2015 due to the serious decline in oil prices, 2015 represented our historical 4th highest year in oilfield operating income and 3rd highest year in operating income plus depreciation;

•	in addition to having positive EBITDA in each of the last 5 years, each of the reporting units has generated positive operating earnings; and

•	as of December 31, 2015, our market capitalization was $3.7 billion as compared to our shareholders' equity of $1.6 billion, a ratio of over 2.3x.

In closing, we acknowledge that:

•	Oceaneering International, Inc. is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Oceaneering International, Inc. may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please call me at 713.329.4756 or send an email to wcgerner@oceaneering.com.

Sincerely,

Oceaneering International, Inc.

By: /s/ W. CARDON GERNER
W. Cardon Gerner
Senior Vice President and Chief Accounting Officer
(Principal Accounting Officer)